                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                          -------------------------

                                 SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                          -------------------------

                           ARVIDA/JMB PARTNERS, L.P.
                         a Delaware Limited Partnership
                           (Name of Subject Company)

                        RALEIGH CAPITAL ASSOCIATES L.P.
                                RALEIGH GP CORP.
                            ROCKLAND PARTNERS, INC.
                                ZEPHYR PARTNERS
                                    (Bidder)

          LIMITED PARTNERSHIP INTERESTS AND ASSIGNEE INTERESTS THEREIN
                                (Title of Class
                                 of Securities)

                                     NONE
                            (CUSIP Number of Class
                                of Securities)

                          -------------------------


          Michael L. Ashner                               Copy to:
   Raleigh Capital Associates L.P.                     Mark I. Fisher
       100 Jericho Quadrangle                         Todd J. Emmerman
              Suite 214                             Rosenman & Colin LLP
    Jericho, New York  11735-2717                    575 Madison Avenue
           (516) 822-0022                       New York, New York 10022-2585
                                                       (212) 940-8800


                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                      Communications on Behalf of Bidder)

                           Calculation of Filing Fee

--------------------------------------------------------------------------------
            Transaction                                             Amount of
            Valuation*                                              Filing Fee
            ----------                                              ----------
            $50,000,000                                             $10,000
--------------------------------------------------------------------------------


   *For purposes of calculating the filing fee only. This amount assumes the purchase of 100,000 Limited Partnership Interests and Assignee Interests Therein ("Units") of the subject company for $500 per Unit in cash.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.



                        (Continued on following pages)
                             (Page 1 of 12 Pages)

CUSIP NO.     M/A                   14D-1                  PAGE 2  OF 12 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                RALEIGH CAPITAL ASSOCIATES L.P.

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

                AF; WC

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


                 Delaware
--------------------------------------------------------------------------------
 7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                80,342

--------------------------------------------------------------------------------
 8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]


--------------------------------------------------------------------------------
 9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                19.9%

--------------------------------------------------------------------------------
10    TYPE OF REPORTING PERSON*

                PN

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

CUSIP NO.   N/A                   14D-1                       PAGE 3 OF 12 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                RALEIGH GP CORP.

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

                N/A

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


                Delaware
--------------------------------------------------------------------------------
 7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                80,342 Units*

--------------------------------------------------------------------------------
 8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
 9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                19.9%

--------------------------------------------------------------------------------
10    TYPE OF REPORTING PERSON*

               CO

--------------------------------------------------------------------------------

* Reflects beneficial ownership by Raleigh Capital Associates L.P. (of which Raleigh GP Corp. is a general partner).

CUSIP NO.                       14D-1                         PAGE 4 OF 12 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                ROCKLAND PARTNERS, INC.

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

                N/A

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

--------------------------------------------------------------------------------
 7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                80,347 Units*

--------------------------------------------------------------------------------
 8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
 9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                19.9%

--------------------------------------------------------------------------------
10    TYPE OF REPORTING PERSON*

                CO

--------------------------------------------------------------------------------



* Reflects beneficial ownership of 5 Units by Rockland Partners, L.P. (of which Rockland Partners, Inc. is the general partner) and 80,342 Units beneficially owned by Raleigh Capital Associates L.P. (of which Rockland Partners, Inc. is a general partner).

CUSIP NO.                    14D-1                         PAGE  5  OF 12  PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                ZEPHYR PARTNERS

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

                 N/A

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                 New York

--------------------------------------------------------------------------------
 7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 80,342 Units*

--------------------------------------------------------------------------------
 8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]


--------------------------------------------------------------------------------
 9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 19.9%

--------------------------------------------------------------------------------
10    TYPE OF REPORTING PERSON*

                 PN

--------------------------------------------------------------------------------


* Reflects beneficial ownership by Raleigh Capital Associates L.P. (of which Zephyr Partners is a general partner).

Item 1.  Security and Subject Company.

        (a) The name of the subject company is Arvida/JMB Partners, L.P., a Delaware limited partnership (the "Partnership"), which has its principal executive offices at 900 N. Michigan Avenue, Chicago, Illinois 60611.

        (b) This Schedule relates to the offer by Raleigh Capital Associates L.P., a Delaware limited partnership (the "Purchaser"), to purchase up to 100,000 outstanding Limited Partnership Interests and Assignee Interests Therein ("Units") of the Partnership at $500 per Unit less the amount of any distributions declared or made with respect to the Units between October 17, 1996 (the "Offer Date") and the date of payment of the Purchase Price by the Purchaser, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 17, 1996 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The number of Units outstanding is set forth in "INTRODUCTION" in the Offer to Purchase and is incorporated herein by reference.

        (c) The information set forth in "THE TENDER OFFER -- Section 13. Purchase Price Considerations" of the Offer to Purchase is incorporated herein by reference.

Item 2.  Identity and Background.

        (a)-(d) The information set forth in "INTRODUCTION", "THE TENDER OFFER -- Section 11. Certain Information Concerning the Purchaser" and Schedule 1 of the Offer to Purchase is incorporated herein by reference.

        (e)-(f) During the last five years, neither the Purchaser nor, to the best of its knowledge, any of the persons listed in Schedule 1 or referred to in
Section 11 of the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

        (g) The information set forth in Schedule 1 of the Offer to Purchase is incorporated herein by reference.

Item 3.  Past Contacts, Transactions or Negotiations With the Subject Company.



        (a)  None.

        (b) The information set forth in "INTRODUCTION" and "THE TENDER OFFER -- Section 11. Certain Information Concerning the Purchaser" of the Offer to Purchase is incorporated herein by reference.

Item 4.  Source and Amount of Funds or Other Consideration.

        (a) The information set forth in "THE TENDER OFFER -- Section 12. Source of Funds" of the Offer to Purchase is incorporated herein by reference.

        (b)  Not applicable.

        (c)  Not applicable.

Item 5.  Purpose of the Tender Offer and Plans or Proposals of the Bidder.

         (a)-(e) The information set forth in "THE TENDER OFFER -- Section 8. Future Plans" of the Offer to Purchase is incorporated herein by reference.

         (f)-(g) The information set forth in "THE TENDER OFFER -- Section 7. Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

Item 6.  Interest in Securities of the Subject Company.

         (a)-(b) The information set forth in "INTRODUCTION" and "THE TENDER OFFER -- Section 11. Certain Information Concerning the Purchaser" of the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

         The information set forth in "THE TENDER OFFER -- Section 11. Certain Information Concerning the Purchaser" of the Offer to Purchase is incorporated herein by reference.



Item 8.  Persons Retained, Employed or to be Compensated.

         The information set forth in "THE TENDER OFFER -- Section 16. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 9.  Financial Statements of Certain Bidders.

         Not applicable.

Item 10. Additional Information.

         (a)      None.

         (b)-(d) The information set forth in "THE TENDER OFFER -- Section 15. Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

         (e)      Not applicable.

         (f) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively, and which are incorporated herein in their entirety by reference.

Item 11. Material to be Filed as Exhibits.

       99(a)(1)   Offer to Purchase dated October 17, 1996.

       99(a)(2)   Letter of Transmittal.

       99(a)(3)   Cover Letter from Raleigh Capital Associates L.P. to
                  Unitholders.

       99(c)-(f)  Not applicable.

                                   Signatures

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 17, 1996


                                    RALEIGH CAPITAL ASSOCIATES L.P.
                                       By:   Raleigh GP Corp., General Partner



                                             By:  /s/Peter Braverman
                                                  --------------------------
                                             Name:   Peter Braverman
                                             Title:  Vice President

                                       By:   ROCKLAND PARTNERS, INC.,
                                             General Partner


                                             By:  /s/Jonathan H. Paul
                                                  ---------------------------
                                             Name:   Jonathan H. Paul
                                             Title:  Vice President

                                       By:   ZEPHYR PARTNERS
                                             By:   GP Aeolus Inc., General
                                                   Partner


                                             By:  /s/Edward Mattner
                                                  --------------------------
                                             Name:   Edward Mattner
                                             Title:  Vice President

                                             By:  AREHGP INC., General Partner


                                             By:  /s/John Saldarelli
                                                  -------------------------
                                             Name:   John Saldarelli
                                             Title:  President

                                       RALEIGH GP CORP.


                                       By:  /s/Peter Braverman
                                            --------------------------
                                       Name:   Peter Braverman
                                       Title:  Vice President


[Schedule 14D-1 dated October 17, 1996]

                                   Signatures

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  October 17, 1996



                                        ROCKLAND PARTNERS, INC.

                                        By:  /s/Jonathan H. Paul
                                             --------------------------------
                                        Name:   Jonathan H. Paul
                                        Title:  Vice President

                                        ZEPHYR PARTNERS
                                        By:   GP Aeolus Inc., General Partner


                                        By:  /s/Edward Mattner
                                             --------------------------------
                                        Name:   Edward Mattner
                                        Title:  Vice President

                                        By:   AREHGP INC., General Partner


                                        By:  /s/John Saldarelli
                                             --------------------------------
                                        Name:   John Saldarelli
                                        Title:  President


[Schedule 14D-1 dated October 17, 1996]

                                 Exhibit Index


Exhibit No.         Description
-----------         -----------
99(a)(1)           Offer to Purchase dated October 17, 1996 . . . . . . . . . .

99(a)(2)           Letter of Transmittal  . . . . . . . . . . . . . . . . . . .

99(a)(3)           Cover Letter from Raleigh Capital Associates L.P to
                   Unitholders  . . . . . . . . . . . . . . . . . . . . . . . .